Exhibit 3.2

AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
NORANDA ALUMINUM HOLDING CORPORATION

Pursuant to the approval granted by the Board of Directors of Noranda Aluminum Holding Corporation (the "Corporation"), in a meeting held on December 10, 2014, and the subsequent resolution contained in the Minutes of the meeting of the same date, the Amended and Restated By-Laws ("By-laws") of the Corporation were amended as follows, effective as of such date:

RESOLVED, that Article VI of the Corporation’s By-laws be, and hereby is, amended to include the addition of the following Section:

"SECTION 6.7. Exclusive Forum For Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, of the Certificate of Incorporation or of these By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)."

Except as specifically amended herein, all other terms and conditions of the By-laws shall remain the same and in full force and effect.

December 10, 2014	/s/ Gail E. Lehman
Gail E. Lehman
Chief Administrative Officer, General Counsel and Corporate Secretary